

Mail Stop 4720

February 23, 2017

Jonathan C. Clark
Chief Financial Officer
Encore Capital Group, Inc.
3111 Camino Del Rio North, Suite 103
San Diego, California 92108

> **Re:** **Encore Capital Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2015**
> **Filed February 24, 2016**
> **File No. 000-26489**

Dear Mr. Clark:

   We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant
Office of Financial Services